

January 12, 2021

Sheila Anderson
Chief Financial Officer
DAKTRONICS INC /SD/
201 Daktronics Drive
Brookings, SD 57006

> **Re: DAKTRONICS INC /SD/**
> **Form 10-K for Fiscal Year Ended May 2, 2020**
> **Filed June 12, 2020**
> **Form 10-Q for Quarterly Period Ended October 31, 2020**
> **Filed December 3, 2020**
> **File No. 1-38747**

Dear Ms. Anderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended October 31, 2020

Notes to the Condensed Consolidated Financial Statements
Note1. Basis of Presentation
Other Business Developments - Coronavirus Pandemic, page 8

1. We note your disclosure that you offered voluntary retirement and voluntary exit incentive programs as well as two reductions in force during the six months ended October 31, 2020. Please tell us if these benefits were accounted for pursuant to ASC 420 or alternative accounting guidance, such as ASC 712. For those pursuant to ASC 420, if applicable, tell us your consideration for providing the disclosures required in ASC 420-10-50.

Note 5. Segment Reporting, page 13

2.   We note your disclosure that you evaluate segment performance based on operating
      results through contribution margin, which is comprised of gross profit less selling
      expense. We also note that you present tables for both gross profit and contribution
      margin; therefore, it appears you have presented two measures of segment profitability. If
      the chief operating decision maker uses more than one measure of a segment's profit or
      loss and more than one measure of a segment's assets, the reported measures shall be
      those that management believes are determined in accordance with the measurement
      principles most consistent with those used in measuring the corresponding amounts in the
      consolidated financial statements. In this regard, please tell us your reportable segments'
      measure of profit or loss and provide an appropriate reconciliation consistent with ASC
      280-10-50-30(b).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Three and Six Months Ended October 31, 2020 and November 2, 2019, page
23

3.   We note your tables disclosing dollar amounts of Orders as well as your disclosure of
      product order backlog and your overview of backlog on page 19. We also note similar
      disclosures in your earnings releases. Please clarify how these metrics relate to each other
      and revise your disclosures to comply with the guidance in SEC Release No. 33-10751
      including providing the following for each metric:
      •   a clear definition of the metric and how it is calculated;
      •   a statement indicating the reasons why the metric provides useful information to
          investors, and;
      •   a statement indicating how management uses the metric in managing or monitoring
          the performance of the business.

4.   We note that in the tables on page 26 you present subtotals for contribution margin. The
      presentation of the subtotal in any context other than the ASC 280 required reconciliation
      in the footnotes to the financial statements represents the presentation of a non-GAAP
      measure. Please revise your reconciliation or identify Contribution Margin as a non-
      GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K.
      Refer to Question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations.

      In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

      You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Melissa
Gilmore, Staff Accountant, at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing